SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 60)

                           THE NOSTALGIA NETWORK, INC.
                                (Name of Issuer)

                          Common Stock, $.04 par value
                         (Title of Class of Securities)

                                   669 752107
                                 (CUSIP Number)

                            Dong Moon Joo, President
                          Concept Communications, Inc.
                         650 Massachusetts Avenue, N.W.
                             Washington, D.C. 20001
                                 (202) 789-2124
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:

                               Arthur E. Cirulnick
                                  Tucker Flyer
                           a professional corporation
                         1615 L Street, N.W., Suite 400
                           Washington, D.C. 20036-5612
                                 (202) 452-8600

                                October 21, 1999
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

CUSIP No.  669 752107                                         Page 2 of 11 Pages
                                       13D

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Concept Communications, Inc.

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]

3.       SEC USE ONLY

4.       Source of Funds

         AF (Crown Communications Corporation)

5.       Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to
         Item 2(d) or 2(e)
                                                                             [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF                           7.      Sole Voting Power
SHARES                                      13,430,427 shares
BENEFICIALLY
OWNED BY                            8.      Shared Voting Power
EACH                                        0 shares
REPORTING
PERSON WITH                         9.      Sole Dispositive Power
                                            13,430,427 shares

                                   10.      Shared Dispositive Power
                                            0 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]
13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

CUSIP No.  669 752107                                         Page 3 of 11 Pages
                                       13D

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Crown Communications Corporation

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]
3.       SEC USE ONLY

4.       Source of Funds

         OO

5.       Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to
         Item 2(d) or 2(e)
                                                                             [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF                           7.      Sole Voting Power
SHARES                                      1,000,000 shares
BENEFICIALLY
OWNED BY                            8.      Shared Voting Power
EACH                                        13,430,427 shares
REPORTING
PERSON WITH                         9.      Sole Dispositive Power
                                            1,000,000 shares

                                   10.      Shared Dispositive Power
                                            13,430,427 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

CUSIP No.  669 752107                                         Page 4 of 11 Pages
                                       13D

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Crown Capital Corporation

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]
3.       SEC USE ONLY

4.       Source of Funds

         AF (Crown Communications Corporation)

5.       Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to
         Item 2(d) or 2(e)
                                                                             [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF                           7.      Sole Voting Power
SHARES                                      0 shares
BENEFICIALLY
OWNED BY                            8.      Shared Voting Power
EACH                                        14,430,427 shares
REPORTING
PERSON WITH                         9.      Sole Dispositive Power
                                            0 shares

                                   10.      Shared Dispositive Power
                                            14,430,427 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]
13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

         This Amendment No. 60 amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed by Concept Communications, Inc., a Delaware corporation ("Concept"), Crown Communications Corporation, a Delaware
corporation ("Communications"), and Crown Capital Corporation, a Delaware non-stock corporation ("Capital"), relating to the Common Stock, par value $.04 per share (the "Common Stock"), of The Nostalgia Network, Inc., a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended and supplemented by appending to the material under the caption "1999 Discussions with 144 Committee" the following:

         On October 8, 1999, Communications sent a letter to the 144 Committee of the Issuer, offering to acquire all of the shares of Common Stock not owned by the Reporting Persons at a price of $0.07 per share (including the shares of the Preferred Stock not owned by the Reporting Persons, on an as converted basis), subject to certain conditions contained in such letter (the "October 8 Offer Letter"). The foregoing description of the October 8 Offer Letter is qualified in its entirety by the October 8 Offer Letter, which is attached hereto as Exhibit 60.1 and is incorporated herein by reference.

         Pursuant to the terms of the October 8 Offer Letter, Communications' offer would expire at 5:00 p.m. local time on October 18, 1999. On October 14, 1999, a representative of the Issuer sent a letter to Communications confirming the conversations between the Issuer and Communications pursuant to which Communications agreed to extend the Offer contained in the October 8 Offer Letter until 5:00 p.m. on October 21, 1999 (the "Extension Letter"). The foregoing description of the Extension letter is qualified in its entirety by the text of the Extension Letter, which is attached hereto as Exhibit 60.2 and is incorporated herein by reference.

         On October 21, 1999, the Issuer executed the October 8 Offer Letter thereby accepting its terms.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended and supplemented by incorporating herein the information set forth under Item 4 in this Amendment No. 60.

Item 7.  Items to be Filed as Exhibits.

Exhibit     Description
-------     -----------
60.1        Letter from Crown Communications Corporation to The 144 Committee of
            The Nostalgia Network, Inc. setting forth the terms of a proposed business transaction between Crown Communications Corporation and The Nostalgia Network, Inc.

60.2 Letter from The Nostalgia Network, Inc. to Crown Communications Corporation confirming that the deadline for the merger proposal is extended.

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated:  October 22, 1999


                                       CONCEPT COMMUNICATIONS, INC.


                                       /s/ Nicholas Chiaia
                                       ------------------------------------
                                       By: Nicholas Chiaia, Secretary


                                       CROWN COMMUNICATIONS CORPORATION


                                       /s/ Nicholas Chiaia
                                       ------------------------------------
                                       By: Nicholas Chiaia, Secretary


                                       CROWN CAPITAL CORPORATION


                                       /s/ Nicholas Chiaia
                                       ------------------------------------
                                       By: Nicholas Chiaia, Secretary

                                  Exhibit Index

Exhibit     Description
-------     -----------
60.1        Letter from Crown Communications Corporation to The 144 Committee of
            The Nostalgia Network, Inc. setting forth the terms of a proposed business transaction between Crown Communications Corporation and The Nostalgia Network, Inc.

60.2 Letter from The Nostalgia Network, Inc. to Crown Communications Corporation confirming that the deadline for the merger proposal is extended.